

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

July 5, 2018

<u>Via E-mail</u>
Brett Moyer
Chief Executive Officer
Summit Semiconductor, Inc.
6840 Via Del Oro Ste. 280
San Jose, CA 95119

>   **Re: Summit Semiconductor, Inc.**
>   **Amendment No. 4 to Registration Statement on Form S-1**
>   **Filed July 2, 2018**
>   **File No. 333-224267**

Dear Mr. Moyer:

        We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Exhibit 5.1</u>

1.   We note that this exhibit refers to stock that will be sold in a resale transaction; however, your prospectus does not describe a resale offering. Please file an opinion that addresses the offering registered and the prospectus included in your registration statement.

2.   We note the first sentence of the second paragraph. Your legality opinion may not limit the universe of documents considered in rendering the opinion. Please file an opinion that does not contain such limitations.

3.   Given that the registration statement registers the offering of common stock, please tell us the purpose of the fifth paragraph. It is unclear why it is appropriate to render an opinion on a common stock offering "subject to" the items noted in this paragraph.

4.   Your legality opinion may not limit who can rely on the opinion. Please file an opinion without the limitation found in the first sentence of the second page.

Please contact Caleb French at (202) 551-6947 or me at (202) 551-3528 with any questions.

Sincerely,

/s/ Amanda Ravitz

Amanda Ravitz
Assistant Director
Office of Electronics and Machinery

cc: David E. Danovitch, Esq.
        Robinson Brog Leinwand Greene Genovese & Gluck, P.C.